EXHIBIT 99.1

GOLD STANDARD VENTURES REPORTS VOTING RESULTS FROM 2013 ANNUAL MEETING

June 27, 2013 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) www.goldstandardv.com announced that the nominees listed in the management information circular for the 2013 Annual General Meeting of Shareholders held on June 26, 2013 were re-elected as directors of Gold Standard. Detailed results of the vote for the election of directors held at the Annual General are set out below.

Director	Votes For	% For	Votes Withheld	% Withheld
Jonathan T. Awde	17,826,562	98.86%	206,140	1.14%
David Morrell Cole	15,438,381	85.61%	2,594,322	14.39%
David C. Mathewson	17,909,562	99.32%	123,140	0.68%
Robert J. McLeod	14,567,471	80.78%	3,465,232	19.22%
Richard S. Silas	17,822,062	98.83%	210,640	1.17%
Jamie D. Strauss	17,823,080	98.84%	209,623	1.16%
William E. Threlkeld	15,381,221	85.30%	2,651,482	14.7%

Shareholders also approved:

•	the re-appointment of Davidson & Company LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors;

•	the ratification of the Company’s rolling stock option plan

•	the Advance Notice Policy for nominating directors as set forth in the Company's information circular dated May 17, 2013

The Company's report of voting results will be available on SEDAR (www.sedar.com).

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com